Exhibit 12.1
ENCORE ENERGY PARTNERS LP
RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
(in thousands, except ratios)

	Year ended December 31,
	2009	2008	2007	2006	2005

Income (loss) before income taxes	$(40,315)	$221,518	$21,784	$40,733	$45,152
Adjustments:
Add fixed charges:
Interest expense	10,974	6,969	12,702	—	—
Rental expense attributable to interest	381	338	372	363	186

Total fixed charges	11,355	7,307	13,074	363	186

Adjusted earnings (loss)	$(28,960)	$228,825	$34,858	$41,096	$45,338

Ratio of earnings (loss) to fixed charges (a)	(2.6)	31.3	2.7	113.2	243.8

(a)	For 2009, earnings as defined were inadequate to cover fixed charges as defined by $40.3 million.